Toro Corp. Reports Net Income of $55.4 Million for the Three Months Ended June 30, 2023 and $77.3 Million for the Six Months Ended June 30, 2023

Limassol, Cyprus, August 9, 2023 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months and the six months ended June 30, 2023.

Highlights of the Second Quarter Ended June 30, 2023:

◾	Total vessel revenues: $24.9 million, as compared to $25.8 million for the three months ended June 30, 2022, or a 3.5% decrease;

◾	Net income: $55.4 million, as compared to $5.4 million for the three months ended June 30, 2022, or a 925.9% increase;

◾	Earnings (basic) per common share: $3.34 per share, as compared to $0.57 per share for the three months ended June 30, 2022;

◾	EBITDA(1): $56.8 million, as compared to $7.7 million for the three months ended June 30, 2022;

◾	Cash and restricted cash of $128.2 million as of June 30, 2023, as compared to $42.5 million as of December 31, 2022;

◾
Delivery of the M/T Wonder Bellatrix to its new owners on June 22, 2023, after entering into an agreement to sell the vessel on May 12, 2023 for $37.0 million, resulting in a net capital gain of $19.3 million;

◾
Delivery of the M/T Wonder Polaris to its new owners on June 26, 2023, after entering into an agreement to sell the vessel on May 18, 2023 for $34.5 million, resulting in a net capital gain of $21.3 million;

◾	Acquisition of the LPG Dream Terrax on May 26, 2023, after entering into an agreement to purchase the vessel on April 26, 2023 for $19.9 million;

◾	Acquisition of the LPG Dream Arrax on June 14, 2023, after entering into an agreement to purchase the vessel on April 26, 2023 for $17.0 million; and

◾
On April 17, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Pani Corp., pursuant to which Toro issued and sold, and Pani Corp. purchased, 8,500,000 common shares for gross proceeds of $19,465,000. As of June 30, 2023, the Company had 17,961,009 common shares issued and outstanding.

Highlights of the Six Months Ended June 30, 2023:

◾	Total vessel revenues: $56.0 million, as compared to $42.6 million for the six months ended June 30, 2022, or a 31.5% increase;

◾	Net income: $77.3 million, as compared to $6.7 million for the six months ended June 30, 2022, or a 1,053.7% increase;

◾	Earnings (basic) per common share: $5.13 per share, as compared to $0.70 per share for the six months ended June 30, 2022;

◾	EBITDA(1): $80.9 million, as compared to $11.1 million for the six months ended June 30, 2022; and

◾	Our spin-off (the “Spin-Off”) by Castor Maritime Inc. (“Castor”) was completed on March 7, 2023 and our shares commenced trading on the Nasdaq Capital Market on the same date.

(1) EBITDA is not a recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company commented:

“We enjoyed a robust charter market in tankers during the second quarter, as the supply/demand fundamentals of the crude and oil product markets remain solid.

Importantly, we entered the gas market by taking delivery of all four modern LPG carriers we agreed to purchase during the second quarter, positioning Toro in a segment we believe offers promising prospects. We continue to renew our fleet by selling older tonnage, taking advantage of the demand for second hand tanker vessels.

We will continue to seek opportunities to profitably grow our business.”

Earnings Commentary:

Second Quarter ended June 30, 2023, and 2022 Results

Total vessel revenues, net of charterer’s commissions, decreased to $24.9 million in the three months ended June 30, 2023, from $25.8 million in the same period in 2022. This decrease is mainly associated with the reduction in the Ownership Days of our fleet, to 769 days in the three months ended June 30, 2023 from 819 days in the same period in 2022 and increased employment of vessels in our fleet in pools.

Voyage expenses for our fleet decreased by $10.7 million to $0.7 million in the three months ended June 30, 2023, from $11.4 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in (i) the Ownership Days of our fleet and (ii) expenses associated with our vessels’ commercial employment arrangements as during the three months ended June 30, 2023, the majority of our tanker vessels operated under pool agreements resulting in a substantial decrease in bunker consumption cost and port expenses, which were borne by our pool operators, as compared to the three months ended June 30, 2022, where our Aframax/LR2 segment operated predominantly under voyage charters.

The increase in Vessel operating expenses by $0.5 million to $6.1 million in the three months ended June 30, 2023, from $5.6 million in the same period in 2022, mainly reflects the increase in the daily vessel operating expenses of the vessels in our fleet to $7,898 in the three months ended June 30, 2023, from $6,802 in the same period in 2022, partly offset by the decrease in the Ownership Days of our fleet.

Depreciation expenses for our fleet decreased to $1.3 million in the three months ended June 30, 2023, from $1.7 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $0.4 million for the three months ended June 30, 2023, compared to a charge of $0.1 million in the three months ended June 30, 2022. This variation in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 105 days in the three months ended June 30, 2022, to 286 dry-dock amortization days in the three months ended June 30, 2023.

General and administrative expenses in the three months ended June 30, 2023, amounted to $0.9 million, whereas, in the same period of 2022 general and administrative expenses totaled $0.4 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company and becoming a public company on March 7, 2023 and (ii) the flat management fee for the three months ended June 2023, amounting to $0.8 million. For the three months ended June 30, 2022, and for the period from January 1 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

The increase in management fees by $0.3 million, to $1.0 million in the three months ended June 30, 2023, from $0.7 million in the same period of 2022, mainly reflects the (i) increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and (ii) the management agreements for our four LPG carriers, which are effective from the date of the purchase agreements, on April 26, 2023.

Interest and finance costs, net amounted to $(0.4) million in the three months ended June 30, 2023, whereas, in the same period of 2022, interest and finance costs, net amounted to $0.2 million. This variation is mainly due to a substantial increase in interest income for the three months ended June 30, 2023 on our available cash, which more than offset an increase in the weighted average interest rate charged on our long-term debt from 4.2% in the three months ended June 30, 2022 to 8.1% in the same period of 2023.

Recent Financial Developments Commentary:

Equity update

On April 17, 2023, we entered into a subscription agreement with Pani Corp., a company controlled by our Chairman and Chief Executive Officer, pursuant to which on April 19, 2023 we issued and sold, and Pani Corp. purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19.5 million.

On July 14, 2023, we paid Castor a dividend on the Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the "Preferred Series A shares") for the period from April 15, 2023 to July 14, 2023, amounting to $0.4 million.

As of August 9, 2023, we had 17,961,009 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) as of June 30, 2023 increased by $85.8 million to $128.2 million, as compared with our cash position on December 31, 2022. During the six-month period ended June 30, 2023, our cash position increased mainly as a result of (i) $48.3 million of net operating cash flows provided, (ii) $27.9 million of net investing cash flows provided, including $69.1 million of net proceeds from the sale of M/T Wonder Bellatrix and M/T Wonder Polaris, partly offset by payments of $37.8 million mainly related of the acquisition of LPG Dream Terrax and LPG Dream Arrax and $3.4 million of advances for vessel acquisition of LPG Dream Syrax and LPG Dream Vermax, and (iii) $9.5 million of net financing cash flows provided, including $19.4 million cash inflow from the subscription agreement with Pani Corp. for the issuance of 8,500,000 common shares, by cash payments of $2.7 million to reimburse Spin-Off expenses incurred by Castor on our behalf, $7.3 million for scheduled principal repayments and early prepayment due to sale of M/T Wonder Polaris on our debt, $0.1 million for the payment of dividend on Preferred Series A shares for the period from March 7, 2023 to April 14, 2023, and a net inflow for increase in former parent company investment amounting to $0.2 million.

As of June 30, 2023, our total debt, gross of unamortized deferred loan fees, was $5.9 million of which $1.3 million is repayable within one year, as compared to $13.3 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Toro’s investment in Castor through purchase of 50,000 Series D Preferred shares

On August 7, 2023, the Company agreed to purchase 50,000 Series D Preferred shares (“Pref D shares”) of Castor of $1,000 each for a total consideration of $50 million in cash. The distribution rate of the Pref D shares is 5%, paid quarterly, and they are convertible to common shares of Castor from the first anniversary of the issue date at the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion, subject to a minimum conversion price. The distribution rate is set to increase by a factor of 1.3 times per annum from year 7 with a maximum rate of 20%. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

Vessels’ acquisitions

On April 26, 2023, the Company entered into an agreement to purchase a 2020 Japanese-built 5,000 cbm LPG carrier, the Dream Terrax, from an unaffiliated third party for a purchase price of $19.9 million. The LPG Dream Terrax was delivered to the Company on May 26, 2023.

On April 26, 2023, the Company entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Arrax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Arrax was delivered to the Company on June 14, 2023.

On April 26, 2023, the Company entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Syrax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Syrax was delivered to the Company on July 18, 2023.

On April 26, 2023, the Company entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Vermax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Vermax was delivered to the Company on August 4, 2023.

Sale of vessels

On April 28, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Avior, at a price of $30.1 million. The vessel was delivered to its new owner on July 17, 2023. We expect to record during the third quarter of 2023 a net gain on the sale of the M/T Wonder Avior of approximately $18.6 million, excluding any transaction related costs.

On May 12, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Bellatrix for a gross sale price of $37.0 million. The vessel was delivered to its new owners on June 22, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $19.3 million.

On May 18, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Polaris for a gross sale price of $34.5 million. The vessel was delivered to its new owners on June 26, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $21.3 million.

On June 15, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Musica, at a price of $28.0 million. The vessel was delivered to its new owner on July 6, 2023. We expect to record during the third quarter of 2023 a net gain on the sale of the M/T Wonder Musica of approximately $17.1 million, excluding any transaction related costs.

Fleet Employment Status (as of August 8, 2023) During the three months ended June 30, 2023, we operated on average 8.5 vessels earning a Daily TCE Rate(1) of $31,841 as compared to an average of 9.0 vessels earning a Daily TCE Rate(1) of $18,422 during the same period in 2022. Our employment profile as of August 8, 2023 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Aframax / LR2 Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Sirius	Aframax / LR2	115,341	2005	Korea	TC(1) period	$40,000 per day	Nov-23	Jun-24
Wonder Vega	Aframax	106,062	2005	Korea	Tanker Pool(2)	N/A	N/A	N/A

Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(3)	N/A	N/A	N/A
Wonder Formosa	Handysize	36,660	2006	Korea	Tanker Pool(3)	N/A	N/A	N/A

LPG Carriers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	TC(1),(4) period	$310,000 per month	Aug-24	Aug-25
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Voyage	$235,000 lump sum	11-Aug-23(5)	N/A
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	TC(1) period	$308,500 per month	Feb-24	Feb-24
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	TC(1) period	$314,950 per month	Mar-24	Mar-25

(1)	TC stands for time charter.
(2)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged 15 years or more that is managed by V8 Plus Management Pte. Ltd., a company in which our Chairman and Chief Executive Officer, Petros Panagiotidis has a minority equity interest.

(3)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(4)
The vessel has been fixed under a TC period contract of twelve months at $310,000 per month plus twelve months at $320,000 per month in Charterer’s option, with estimated delivery on about August 13, 2023.

(5)	Estimated completion date of voyage.

Financial Results Overview:

Set forth below are selected financial and operational data of our fleet for each of the three and six months ended June 30, 2023 and 2022, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Total vessel revenues	$24,858,529	$25,779,119	$56,012,683	$42,609,567
Operating income	$55,066,352	$5,967,234	$77,111,010	$7,535,711
Net income and comprehensive income	$55,381,774	$5,424,002	$77,340,987	$6,657,133
EBITDA (1)	$56,785,038	$7,718,530	$80,875,342	$11,096,026
Earnings (basic) per common share	$3.34	$0.57	$5.13	$0.70
Earnings (diluted) per common share	$0.92	$0.10	$1.28	$0.12

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and six months ended June 30, 2023 and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days (1)(7)	769	819	1,489	1,629
Available Days (2)(7)	758	779	1,435	1,589
Operating Days (3)(7)	746	779	1,419	1,582
Daily TCE Rate (4)	$31,841	$18,422	38,168	$15,066
Fleet Utilization (5)	98%	100%	99%	100%
Daily vessel operating expenses (6)	$7,898	$6,802	7,515	$6,635

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
REVENUES
Time charter revenues	3,613,038	1,849,970	5,519,288	4,836,315
Voyage charter revenues	381,189	18,857,411	389,119	29,592,279
Pool revenues	20,864,302	5,071,738	50,104,276	8,180,973
Total vessel revenues	$24,858,529	$25,779,119	$56,012,683	$42,609,567
EXPENSES
Voyage expenses (including commissions to related party)	(723,319)	(11,428,525)	(1,242,116)	(18,669,842)
Vessel operating expenses	(6,073,774)	(5,571,051)	(11,190,295)	(10,807,764)
General and administrative expenses (including related party fees)	(858,322)	(353,712)	(1,841,586)	(640,156)
Management fees - related parties	(955,500)	(696,150)	(1,657,500)	(1,384,650)
Depreciation and amortization	(1,730,038)	(1,762,447)	(3,785,684)	(3,571,444)
Recovery of provision for doubtful accounts	—	—	266,732	—
Gain on sale of vessels	40,548,776	—	40,548,776	—
Operating income	$55,066,352	$5,967,234	$77,111,010	$7,535,711
Interest and finance costs, net (including related party interest costs) (1)	424,198	(203,366)	541,954	(386,973)
Other expenses, net	(11,352)	(11,151)	(21,352)	(11,129)
Income taxes	(97,424)	(328,715)	(290,625)	(480,476)
Net income and comprehensive income, net of taxes	$55,381,774	$5,424,002	$77,340,987	$6,657,133
Dividend on Series A Preferred Shares	(353,889)	—	(451,111)	—
Deemed dividend on Series A Preferred Shares	(730,779)	—	(931,034)	—
Net income attributable to common shareholders	$54,297,106	5,424,002	$75,958,842	6,657,133
Earnings per common share, basic	$3.34	$0.57	$5.13	$0.70
Earnings per common share, diluted	0.92	0.10	1.28	0.12
Weighted average number of common shares outstanding, basic:	16,279,690	9,461,009	14,810,147	9,461,009
Weighted average number of common shares outstanding, diluted:	59,025,087	52,206,406	59,492,793	54,143,655

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$127,889,058	$41,779,594
Due from related parties	4,848,344	558,327
Other current assets	29,837,796	12,425,386
Total current assets	162,575,198	54,763,307

NON-CURRENT ASSETS:
Vessels, net	77,783,068	92,486,178
Advances for vessel acquisition	3,390,000	—
Restricted cash	350,000	700,000
Due from related parties	1,126,542	1,708,474
Other non-currents assets	2,873,525	7,821,144
Total non-current assets	85,523,135	102,715,796
Total assets	248,098,333	157,479,103

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,304,917	2,606,302
Other current liabilities	8,697,415	3,912,749
Total current liabilities	10,002,332	6,519,051
NON-CURRENT LIABILITIES:
Long-term debt, net	4,559,632	10,463,172
Total non-current liabilities	4,559,632	10,463,172
Total liabilities	14,561,964	16,982,223

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and June 30, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and June 30, 2023, respectively.	118,103,169	—
Total mezzanine equity	118,103,169	—

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment	—	140,496,912
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 17,961,009 shares issued; 1,000 and 17,961,009 shares outstanding as of December 31, 2022, and June 30, 2023 respectively.	17,961	—
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31,2022 and June 30, 2023 respectively.	40	—
Additional paid-in capital	56,795,721	—
(Accumulated deficit)/ Retained Earnings	58,619,478	(32)
Total shareholders’ equity	115,433,200	140,496,880
Total liabilities, mezzanine equity and shareholders’ equity	$248,098,333	$157,479,103

TORO CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six Months Ended June 30,
	2023	2022
Cash Flows (used in)/provided by Operating Activities :
Net income	$77,340,987	$6,657,133
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities :
Depreciation and amortization	3,785,684	3,571,444
Amortization of deferred finance charges	115,074	62,909
Gain on sale of vessels	(40,548,776)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	5,817,705	(5,416,468)
Inventories	(66,884)	(2,924,444)
Due from/to related parties	(4,035,130)	2,111,830
Prepaid expenses and other assets	3,144,511	(1,264,091)
Other deferred charges	—	(38,889)
Accounts payable	3,039,191	1,727,697
Accrued liabilities	751,189	550,692
Deferred revenue	440,425	(542,347)
Dry-dock costs paid	(1,447,121)	(503,755)
Net Cash provided by Operating Activities	48,336,855	3,991,711

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(37,778,507)	(479,188)
Advances for vessel acquisition	(3,390,000)	—
Net Proceeds from sale of vessel	69,102,804	—
Net cash provided by/ (used in) Investing Activities	27,934,297	(479,188)

Cash flows (used in)/provided by Financing Activities:
Net increase/ (decrease) in Former Parent Company Investment	211,982	(1,994,004)
Issuance of Series B preferred shares	40	—
Issuance of common shares pursuant to private placement	19,415,001
Payment of Dividend Preferred Shares A	(151,667)
Repayment of long-term debt	(7,320,000)	(1,700,000)
Payments related to Spin-Off	(2,667,044)	—
Net cash provided by/ (used in) Financing Activities	9,488,312	(3,694,004)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	85,759,464	(181,481)
Cash, cash equivalents and restricted cash at the beginning of the period	42,479,594	5,663,411
Cash, cash equivalents and restricted cash at the end of the period	$128,239,058	$5,481,930

(1)	Includes interest and finance costs and interest income, if any.

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet  to Total vessel revenues, the most directly comparable U.S. GAAP financial measure,  for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$24,858,529	$25,779,119	$56,012,683	$42,609,567
Voyage expenses -including commissions from related party	(723,319)	(11,428,525)	(1,242,116)	(18,669,842)
TCE revenues	$24,135,210	$14,350,594	$54,770,567	$23,939,725
Available Days	758	779	1,435	1,589
Daily TCE Rate	$31,841	$18,422	$38,168	$15,066

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2023	2022	2023	2022
Net Income	$55,381,774	$5,424,002	$77,340,987	$6,657,133
Depreciation and amortization	1,730,038	1,762,447	3,785,684	3,571,444
Interest and finance costs, net (1)	(424,198)	203,366	(541,954)	386,973
US source income taxes	97,424	328,715	290,625	480,476
EBITDA	$56,785,038	$7,718,530	$80,875,342	$11,096,026

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels to or from us), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our ability to realize the expected benefits of vessel acquisitions and the effect of any change in our fleet’s size, the effects of the Spin-Off, our business strategy, shipping markets conditions and trends,  our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of adverse weather and natural disasters, accidents or the occurrence of other events related to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com